EXHIBIT 99.1

SEABRIDGE GOLD INC.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2014
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the three months ended March 31, 2014 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	4	1,907	1,063
Short-term deposits	4	13,044	20,096
Amounts receivable and prepaid expenses	5	4,837	5,128
Investments	6	5,846	7,103
		25,634	33,390
Non-current assets
Mineral interests	7	239,405	235,429
Reclamation deposits		1,553	1,553
Property and equipment		5	5
Total non-current assets		240,963	236,987
Total assets		266,597	270,377

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	1,480	2,060
Taxes payable		23	1,096
Flow-through share premium	9	4,278	5,325
		5,781	8,481
Non-current liabilities
Deferred income tax liabilities		7,294	6,792
Provision for reclamation liabilities		1,353	1,349
Total non-current liabilities		8,647	8,141
Total liabilities		14,428	16,622

Shareholders’ equity	9	252,169	253,755
Total liabilities and shareholders’ equity		266,597	270,377

Commitments (Note 9)
Subsequent events (Note 7(c) and 7(e))
The accompanying notes form an integral part of these interim consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

	Three months ended March 31
	Note	2014	2013
Corporate and administrative expenses	11	(3,088)	(3,106)
Impairment of investments	6	(304)	(816)
Loss of associates	6	(150)	-
Gain on reclassification of available for sale investment	6	564	-
Other income - flow-through shares	9	1,047	1,744
Interest income		65	135
Finance expense and depreciation		(5)	(7)
Loss on sale of investments	6	(5)	-
Foreign exchange gain		(41)	3
Loss before income taxes		(1,917)	(2,047)
Income tax expense		(525)	(1,431)
Loss for the period		(2,442)	(3,478)

Other comprehensive income (loss), net of income taxes:
Reclassification of previously deferred gains on available for sale investments		(1,272)	-
Items that may subsequently be reclassified to profit or loss:
Unrealized gain on available for sale investments		212	(4)
Comprehensive loss for the period		(3,502)	(3,482)

Basic and diluted net loss per Common Share		(0.05)	(0.08)
Basic weighted-average number of common shares outstanding		47,081,376	45,556,376

The accompanying notes form an integral part of these interim consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2014	283,544	26,818	9,233	(66,986)	1,146	253,755
Stock-based compensation	-	1,937		-	-	1,937
Expired options	-	(312)	312	-	-	-
Share issuance costs	(21)	-	-	-	-	(21)
Other comprehensive loss	-	-	-	-	(1,060)	(1,060)
Net loss for the period	-	-	-	(2,442)	-	(2,442)
As at March 31, 2014	283,523	28,443	9,545	(69,428)	86	252,169

As at January 1, 2013	272,536	23,351	5,810	(53,337)	170	248,530
Stock-based compensation	-	2,074	-	-	-	2,074
Expired options	-	(295)	295	-	-	-
Other comprehensive loss	-	-	-	-	(4)	(4)
Net loss for the period	-	-	-	(3,478)	-	(3,478)
As at March 31, 2013	272,536	25,130	6,105	(56,815)	166	247,122

The accompanying notes form an integral part of these interim consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2014	2013
Operating Activities
Net loss	(2,442)	(3,478)
Items not affecting cash:
Gain on reclassification of available for sale investment	(564)	-
Loss of associates	150	-
Impairment of investments	304	816
Loss on sale of investments	5	-
Stock-based compensation	1,937	2,074
Other income - flow-though shares	(1,047)	(1,744)
Income tax expense	525	1,431
Finance expense and depreciation	5	7
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	291	237
Accounts payable and accrued liabilities	(580)	(2,004)
Taxes paid	(1,096)	(97)
Net cash used in operating activities	(2,512)	(2,758)

Investing Activities
Mineral interests	(3,976)	(6,730)
Redemption of short-term deposits	7,028	9,987
Cash proceeds from sale of marketable securities	304	-
Net cash provided by investing activities	3,356	3,257

Net increase in cash during the period	844	499

Cash and cash equivalents, beginning of the period	1,063	2,284
Cash and cash equivalents end of the period	1,907	2,783

The accompanying notes form an integral part of these interim consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended December 31, 2013. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2013. These financial statements were authorized for issuance by the Board of Directors of the Company on May 12, 2014.

3.	New accounting standards and interpretations not yet adopted

New standards and amendments to standards and interpretations that are effective for annual periods beginning on or after January 1, 2014, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) proposes to replace IAS 39 Financial instruments recognition and measurement. The replacement standard establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015, but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption but is not expected to have a significant effect on the financial statements of the Company.

4.	Cash and cash equivalents and short-term deposits

($000’s)	March 31, 2014	December 31, 2013
Cash and cash equivalents	1,907	1,063
Short-term deposits	13,044	20,096
	14,951	21,159

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

5.	Amounts receivable and prepaid expenses

($000’s)	March 31, 2014	December 31, 2013
Provincial tax credits	4,435	4,435
HST	206	398
Prepaid expenses	96	154
Other receivables	100	141
	4,837	5,128

6.	Investments

The Company holds common shares and warrants of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. The Company holds two investments in associates that are accounted for on the equity basis. In the first quarter ended March 31, 2014, the Company determined that the recoverability of some of its available for sale investments were impaired and recorded a $0.3 million (2013 - $0.6 million) charge to the statement of operations.

During the current quarter, the Company obtained significant influence over an investment classified as available for sale. As a result, the Company revalued the investment when significant influence was obtained and a gain of $0.6 million was recorded as a gain on the reclassification of available for sale investments on the statement of operations for the quarter. The gain was comprised of $1.3 million of deferred gains, previously recognized in accumulated other comprehensive income and $0.7 million loss in the current period on the revaluation of the investment. The Company now holds two investments in associates and for the current quarter, recorded its proportionate share of their net losses of $0.2 million in loss of associates on the statement of operations.

7.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

($000’s)	Balance,	Expenditures	Recoveries	Balance,
	January 1, 2014	2014	2014	March 31, 2014
KSM	165,191	3,893	-	169,084
Courageous Lake	66,585	83	-	66,668
Nevada Projects	2,882	-	-	2,882
Grassy Mountain	771	-	-	771
	235,429	3,976	-	239,405

($000’s)	Balance,	Expenditures	Recoveries	Balance,
	January 1, 2013	2013	2013	December 31, 2013
KSM	140,853	28,773	(4,435)	165,191
Courageous Lake	60,830	5,755	-	66,585
Nevada Projects	2,882	-	-	2,882
Grassy Mountain	3,382	-	(2,611)	771
Quartz Mountain	144	-	(144)	-
	208,091	34,528	(7,190)	235,429

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a) KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2011. The optionee also held an option to purchase an additional $18 million of the Company’s shares and receive an option to acquire an additional 0.75% net smelter royalty on all gold and silver production sales from the KSM project for a payment equal to the lesser of $60 million or US$75 million and exercised the option to purchase the shares in December 2012, at a 15% premium to the market price of the shares at that time. The premium derived from the option agreement for the 0.75% net smelter royalty on this transaction was determined to be $2.4 million ($2.41 per share for 1,004,491 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2012.

In the first quarter of 2014, $3.8 million of expenditures were incurred on the KSM project to prepare for the 2014 drilling and exploration program and respond to comments from regulatory bodies during their respective reviews of the environmental assessment filed with the British Columbia and federal governments in 2013.  The Company recognized a $4.4 million refundable provincial tax credit in accounts receivable, on the statement of financial position, based on an application made in 2013 for exploration expenditures incurred in 2010 at KSM.

b) Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

Limited work has been carried out on Courageous Lake in the current quarter ended March 31, 2014 while the Company focusses on the environmental assessment and drilling programs at KSM.

c)  Nevada Projects

In June 2011, the Company entered into a letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The letter of intent was superseded by definitive agreements executed in June 2012. The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties. Under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its lease interest in the Castle Black Rock property located in Esmerelda County, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate of 7,000,000 common shares of Wolfpack over a four year period, of which 840,000 shares were received on closing in June 2012. The next tranche of shares of 1,120,000 is expected in June 2014. If Wolfpack exercises the option, Seabridge will retain a 1% net profits royalty in the Castle Black Rock Property.

Also under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Four Mile Basin Property located in Nye Country, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate minimum of 3,000,000 Wolfpack shares over a four year period, of which, 360,000 shares were received on closing in June 2012. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other mineral derived from the Four Mile Basin Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,700,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 480,000 is expected in June 2014.

In addition, under the executed agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Liberty Springs Property located in Nye County, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate minimum of 2,500,000 Wolfpack Shares over a three year period, of which 300,000 Wolfpack shares were received on closing in June 2012. The actual number of Wolfpack shares to be issued to Seabridge following closing is subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack shares to be issued to maintain and fulfill the option. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from the Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,250,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 400,000 is expected in June 2014.

Under the agreement, Seabridge sold to Wolfpack its interests in the several other properties located in Nevada for 4,500,000 Wolfpack shares. Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from these properties, except that in the case of properties already subject to an underlying royalty, Seabridge will only retain a 1% net profits royalty. Seabridge had an obligation to pay 10% of the proceeds received under the acquisition of most of these properties to a third party. Accordingly, Seabridge retained 4,072,500 Wolfpack shares and either a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals or a 0.9% net profits royalty after complying with this obligation.

The fair value of the 5,506,500 shares received on closing has been recorded as a recovery of the carrying value of the Nevada projects. Although the Company currently holds less than 20% ownership in Wolfpack, two members of senior management of the Company have been appointed to the board of directors of Wolfpack, and therefore it can be presumed that the Company can exert significant influence over policy decisions within Wolfpack. The investment in Wolfpack has therefore been accounted for using the equity method.

Subsequent to the quarter ended March 31, 2014, Wolfpack stated their intention to discontinue their involvement in the Liberty Springs and Four Mile Basin projects, currently optioned by the Company to Wolfpack, and the Company determined not to continue to maintain the claims on those properties. As such, the carrying value, in excess of the one project that Wolfpack intends to progress, Castle Blackrock, will be written off and charged to the statement of operations in the second quarter ended June 30, 2014.

d) Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a credit to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant is exercisable to acquire one common share of Calico for no additional consideration. The special warrants stipulated that they could only be exercised to the extent that, once exercised, the Company holds less than 20% of the outstanding shares of Calico or if shareholders of Calico approve the allotment of shares. The fair value of the shares and special warrants was credited to the carrying value of the mineral properties at the time of receipt of the securities. Also during 2013, the Company elected to convert 1,671,000 special warrants into common shares and the fair value of the shares was included in marketable securities on the statement of financial position. In February 2014, shareholders of Calico approved the allotment of shares. The remaining warrants fair value of $391,000 is in other short-term investments on the statement of financial position as at March 31, 2014.

In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, a value of $771,000 has been retained within mineral properties which represents management’s best estimate of the fair value of consideration to be received by the Company upon completion of a feasibility study.

e)  Other mineral properties

 (i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project and received $1 million in cash and 4 million shares of Banks Island Gold valued at $2.8 million. The value of cash and shares was recorded first as a recovery against the carrying value of the mineral properties, of $2.7 million, and the excess, of $1.1 million was recorded as a gain on disposition of mineral properties in 2012. In 2013, the Company agreed to allow Banks Island Gold to defer a $1.5 million payment, due in 2013, until January 2014. In return, the Company received 250,000 shares of Banks Island Gold. The fair value of those shares on the day of receipt, of $150,000 was recorded as a gain on the disposition of mineral properties on the consolidated statement of operations and the fair value was recorded in investments on the consolidated statement of financial position as at December 31, 2013. In the current quarter, Banks Island Gold failed to pay the $1.5 million and the option was terminated. The Company retained all payments of cash and shares of Banks Island Gold and retains ownership of the project.

Subsequent to the quarter ended March 31, 2014, the Company entered into an agreement with Revolution Resources Corp. (“Revolution”) to option its 100% interest in the Red Mountain Project. In order to exercise its option, Revolution must pay the Company $2 million in staged payment of $1 million within 90 days of stock exchange approval and $1 million within 548 days of the same approval. Revolution must also issue to the Company 29,733,000 common shares of Revolution within 90 days of stock exchange approval. Revolution is also obligated to spend $7.5 million on the Red Mountain Project over a three year period.

There is no carrying value recorded for Red Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $0.5 million in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million common shares of Orsa instead of the $0.5 million, then due. In the third quarter of 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. The value of cash was recorded first as a recovery against the carrying value of the mineral properties, of $0.1 million, and the excess, of $1.9 million was recorded as a gain on disposition of mineral properties.

In addition, upon the delivery of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

8.	Accounts payable and accrued liabilities

($000’s)	March 31, 2014	December 31, 2013
Trade and other payables due to related parties	80	71
Other trade payables	1,220	1,819
Non-trade payables and accrued expenses	180	170
	1,480	2,060

9.	Shareholders’ equity

($000’s)	March 31, 2014	December 31, 2013
Share capital	283,523	283,544
Stock options	28,443	26,818
Contributed surplus	9,545	9,233
Deficit	(69,428)	(66,986)
Accumulated other comprehensive income	86	1,146
	252,169	253,755

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at March 31, 2014 and March 31, 2013.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three months ended March 31, 2014. The Company considers its capital to be share capital, stock options, contributed surplus and deficit.

On December 10, 2013 the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  The premium of $5.3 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. Share issuance costs of $1.1 million were incurred in 2013 in relation to the offering and have been included in equity. As at March 31, 2014, the Company had incurred $3.3 million of qualifying expenditures and is committed to spend an additional $13.5 million.

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”), plan implemented in the current year.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Stock option transactions were as follows:

	Options	Weighted Average Exercise Price
Outstanding January 1, 2014	2,925,000	21.11
Granted	700,000	10.36
Exercised
Expired	(25,000)	21.88
Amortized value of options granted in 2011 and 2012
Outstanding March 31, 2014	3,600,000	19.02

Exercisable at March 31, 2014	1,468,333

	Options	Weighted Average Exercise Price
Outstanding January 1, 2013	2,648,300	21.90
Granted	705,000	12.60
Exercised	-	-
Expired	(30,000)	26.64
Amortized value of options granted in 2010, 2011 and 2012	-	-
Outstanding March 31, 2013	3,323,300	19.88

Exercisable at March 31, 2013	1,577,467

The outstanding share options at March 31, 2014 expire at various dates between December 2014 and March 2019.

A summary of options outstanding, their remaining life and exercise prices as at March 31, 2014 is as follows:

	Options Outstanding		Options Exercisable
Exercise	Number	Remaining	Number	Exercise
price	outstanding	contractual life	exercisable	price
$29.75	650,000	1 years 9 months	400,000	$29.75
$28.80	200,000	1 years 11 months	200,000	$28.80
$30.42	150,000	2 years	150,000	$30.42
$27.39	50,000	2 years 3 months	-	$27.39
$21.98	550,000	2 years 8 months	550,000	$21.98
$21.54	10,000	2 years 11 months	10,000	$21.54
$14.70	100,000	3 year 3 months	33,333	$14.70
$17.32	180,000	3 years 5 months	60,000	$17.32
$17.52	155,000	3 years 8 months	51,667	$17.52
$12.60	705,000	3 years 11 months	13,333	$12.60
$12.91	100,000	4 years 2 months	-	$12.91
$8.00	50,000	4 years 9 months	-	$8.00
$10.36	700,000	5 years	-	$10.36
	3,600,000		1,468,333

In the quarter ended March 31, 2014, 700,000 five-year options were granted to seven directors of the Company at an exercise price of $10.36 and a fair value of $3.52 per option. The exercise price represented a 20% premium to market at the time of the grant. This grant is subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. The fair value of these options will be amortized, from the date of the grant, over the expected service life of the options.

In the quarter ended March 31, 2013, 665,000 five-year options were granted to the directors of the Company at an exercise price of $12.60 and a fair value of $6.89 per option. This grant was subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. Shareholder approval was obtained on June 26, 2013, at which time the options were revalued to $3.46 per option. The remaining unamortized fair value of these options is being amortized, from the date of the grant, over the expected service life of the options, estimated to be 6 months, which was based on the probability-weighted average vesting period of the Company’s range of possible outcomes. An additional 40,000 five-year options were granted to an employee of the Company, also at an exercise price of $12.60 and a fair value of $6.89 per option. These options vest over a two year period.

In July 2013, 100,000 options to purchase common shares were granted to a newly appointed officer of the Company. The options have a five year term and an exercise price of $12.91. The fair value of these options of $7.24 is being amortized and charged to the statement of operations over the estimated service life.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2014	2013
Dividend yield	Nil	Nil
Expected volatility	52%	52% -67%
Risk free rate of return	1.72%	1.3%-1.8%
Expected life of options	5 years	4.7 - 5 years

No other features of the option grant were incorporated into the measurement of fair value.

The Company implemented the RSU plan during 2013. Pursuant to the RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years. The Board has granted 235,000 RSUs in 2013 to non-director members of senior management. The RSU Plan along with the 2013 grants are subject to shareholder and regulatory approval. The RSUs will be exchanged for shares of the Company upon the later of vesting criteria being met and shareholder approval of the RSU Plan. The fair value of the grants, of $1.9 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from six to eighteen months depending on certain corporate objectives being met.

10.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at March 31, 2014 and December 31, 2013, which include cash and cash equivalents, short-term deposits, marketable securities are classified as a Level 1 measurement and other short-term investments are classified as a Level 2 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2014, the Company had a cash and cash equivalents and short-term deposits balance of $15 million (March 31, 2013 - $33.9 million) for settlement of current liabilities of $1.5 million, excluding the flow-through share premium. The Company is committed to spend $13.5 million on qualifying exploration expenditures in fulfillment of the December 2013 flow-through financing. The short-term deposits are in various guaranteed investment securities with maturities to December 2014 and February 2015 but are redeemable, in whole or in part, with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in investments.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.1 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

11.	Corporate and administrative expenses

	Three months ended March 31
($000’s)	2014	2013
Employee compensation	614	548
Stock-based compensation	1,937	2,074
Professional fees	25	84
General and administrative	512	400
	3,088	3,106

12.	Related party disclosures

During the period ended March 31, 2014, a private company controlled by a director of the Company was paid $95,000 (2013 - $81,000) for software licenses provided by his company; a private company controlled by an officer was paid $34,000 (2013 - $33,000) for legal services rendered.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at March 31, 2014, $80,000 of liabilities, to related parties, remained outstanding (March 31, 2013 – $48,000).